Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Year	Nine Months
	Ended	Ended
	March 31,	March 31,	Years Ended June 30
(in thousands)	2005	2004	2003	2002	2001

Pretax income from continuing operations	$27,714	$(24,440)	$35,316	$36,458	$33,555

Distributed income of equity investees	-	88	691	930	223

Fixed charges	57,549	35,532	51,630	51,612	57,023

Earnings	$85,263	$11,180	$87,637	$89,000	$90,801

Interest	55,102	34,255	49,425	49,928	55,819

Amortization of charges and other	2,447	1,277	2,205	1,684	1,204

Fixed Charges	$57,549	$35,532	$51,630	$51,612	$57,023

Ratio of Earnings to Fixed Charges	1.48	N/A	1.70	1.72	1.59

Fixed Charges in Excess of Earnings	N/A	$24,352	N/A	N/A	N/A

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